EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2016	2015

Earnings from continuing operations before income taxes	$395	$220
Less: Equity earnings	(44)	(46)
Add: Total fixed charges deducted from earnings	208	197
Dividends received from equity investees	30	44

Earnings available for payment of fixed charges	$589	$415

Fixed charges

Interest expense	$204	$192
Portion of operating lease rental deemed to be interest	4	5

Total fixed charges deducted from earnings and fixed charges	$208	$197

Ratio of earnings to fixed charges	2.8	2.1